March 18, 2008	73489.00002

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Gabelli Global Utility & Income Trust (The “Fund”)
File Nos. 333-147575 and 811-21529

Ladies and Gentlemen:

The Fund respectfully requests that the Registration Statement be declared effective on March 19, 2008, or as soon thereafter as practicable.

Please direct any inquiries regarding this filing to Rachael Schwartz of Paul, Hastings, Janofsky & Walker at 212-318-6275.

Sincerely,

/s/ Agnes Mullady
on behalf of the Fund